FORM OF LETTERHEAD

August 4, 2005

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 0-11595

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated August 1, 2005 (the "Letter") from Rufus Decker, Accounting Branch Chief of the Securities and Exchange Commission, to Janet P. Spitler, Chief Financial Officer and Treasurer of Merchants Bancshares, Inc. The comments and responses are set forth below and are keyed to the comments and the heading used in the Letter.

Exhibit 31.1 and 31.2

We will file amendments to our Forms 10-K and 10-Q to include certifications that conform to the format provided in Item 601 (b) (31) of Regulation S-K to include a new paragraph before paragraph 4(b) indicating that we have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision. We will also include in the introduction of paragraph 4 that internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). We will refile each of these Forms 10-K and 10-Q in their entirety.

We acknowledge that:
* We are responsible for the adequacy and accuracy of the disclosure in our filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you have any questions please feel free to contact me at (802) 865-1984.

Sincerely,

/s/ Janet P. Spitler

Janet P. Spitler
Chief Financial Officer & Treasurer

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